Exhibit 10.10

August 25, 2016

Steve Winter

Dear Steve,

On behalf of Coupa Software Incorporated (the “Company” or “Coupa”), I am pleased to offer you employment with the Company on the following terms (certain capitalized terms are defined in Section 10 below):

1. Position/Start Date. You will serve as Chief Revenue Officer working out of our San Mateo office and reporting to Rob Bernshteyn, Chief Executive Officer. Your start date would be September 5th, 2016, unless we mutually agree on a different date.

2. Base Salary. Your annual base salary will be $400,000, less taxes and applicable withholdings, payable on a semi-monthly basis.

3. Incentive Compensation. In addition to your base salary and bonus opportunity, you are eligible to receive incentive compensation of 100% of your base salary per year at 100% of on-target achievement. Your incentive compensation will be earned based on achievement of sales goals established by the Company each year. You must be an active employee of Coupa on the date incentive compensation is paid to be eligible for any payout. The terms of your incentive compensation arrangement, including your on-target commission, may be modified from time to time at the Company’s discretion.

4. Stock Options/Acceleration. Subject to approval of our Board of Directors and/or Compensation Committee, you will be granted an option to purchase 2,176,511 of shares of Coupa’s Common Stock. The Board of Directors and/or Compensation Committee will determine the exercise price per share at the time the option is granted. Your options will be subject to the terms and conditions of the Coupa 2006 Stock Plan (the “Plan”). Options will vest as follows (and as more fully described in the Plan): one-quarter (25%) will vest after 12 months of continuous employment and the balance will vest in equal monthly installments over the next 36 months of continuous employment. These stock options and, unless the Company provides otherwise when an equity award is granted, each equity award granted to you in the future is eligible for a “double trigger acceleration” benefit as follows: If the Company is subject to a Change in Control before your service terminates and you are subject to an

1855 S. Grant Street,  San Mateo, CA 94402    P 650.931.3200    www@coupa.com

Involuntary Termination within 3 months prior to, or 12 months following, the Change in Control, then 50% of the then-unvested shares covered by the then-outstanding portion of the award will vest and, if applicable, become exercisable.

5. Employee Benefits. You will be eligible to participate in a number of Company-sponsored benefits, as in effect from time to time. In addition, we currently offer employees a “no limit” time off policy (subject to manager approval), a matching 401(k) Plan and eleven paid holidays.

6. Employment Relationship/Severance Benefits. Coupa, in its sole discretion, may modify your duties, title, compensation and benefits at any time. Employment with the Company is not for a specified term, but instead is at-will. Accordingly, either you or the Company may terminate the employment relationship, with or without Cause, at any time and for any reason. No documents provided by the Company and no oral statements or conduct can or will modify the at-will nature of your employment, and your at-will status can only be amended in a writing signed by you and Coupa’s Chief Executive Officer.

Not Involving a Change in Control: As a member of the Company’s executive team, if you are subject to a Termination Without Cause which occurs more than three months prior to a Change in Control (if any) or more than twelve months after a Change in Control, the Company will pay you a lump sum cash severance payment equal to (i) 6 months of your then-current base salary and (ii) an additional lump sum cash payment equal to $16,500.

Involving a Change in Control: As a member of the Company’s executive team, if you are subject to an Involuntary Termination which occurs within three months prior to, or twelve months following, a Change in Control, the Company will pay you a lump sum cash severance payment equal to (i) 12 months of your then-current base salary and (ii) an additional lump sum cash payment equal to $33,000.

These amounts will be paid within 60 days after your employment terminates and is contingent upon your execution and non-revocation of the Company’s standard form of general release of claims, a copy of which will be provided to you. You must execute and return the release on or before the date specified by the Company, which will in no event be later than 50 days after your employment terminates. If you fail to return the release by the deadline or if you revoke the release, then you will not be entitled to the severance benefits described in this section 6. This letter, including such release of claims, constitutes the complete agreement regarding your employment status and severance benefits and supersedes all prior agreements.

1855 S. Grant Street,  San Mateo, CA 94402    P 650.931.3200    www@coupa.com

7. Taxes.

(a) Withholding. All forms of compensation referred to in this letter are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

(b) Section 409A. The Company intends that all payments and benefits provided under this letter or otherwise are exempt from, or comply with, with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) so that none of the payments or benefits will be subject to the additional tax imposed under Code Section 409A, and any ambiguities herein will be interpreted in accordance with such intent. For purposes of Code Section 409A, each payment, installment or benefit payable under this letter is hereby designated as a separate payment. In addition, if the Company determines that you are a “specified employee” under Code Section 409A(a)(2)(B)(i) at the time of your Separation, then (i) any severance payments or benefits, to the extent that they are subject to Code Section 409A, will not be paid or otherwise provided until the first business day following (A) expiration of the six-month period measured from your Separation or (B) the date of your death and (ii) any installments that otherwise would have been paid or provided prior to such date will be paid or provided in a lump sum when the severance payments or benefits commence.

(c) Section 280G. Notwithstanding anything contained in this letter to the contrary, in the event that the payments and benefits provided pursuant to this letter, together with all other payments and benefits received or to be received by you (“Payments”), constitute “parachute payments” within the meaning of Code Section 280G, and, but for this Section 8(c), would be subject to the excise tax imposed by Code Section 4999 (the “Excise Tax”), then the Payments shall be made to you either (i) in full or (ii) as to such lesser amount as would result in no portion of the Payments being subject to the Excise Tax (a “Reduced Payment”), whichever of the foregoing amounts, taking into account applicable federal, state and local income taxes and the Excise Tax, results in your receipt on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of the Payments may be subject to the Excise Tax. If a Reduced Payment is to be made under this section, reduction of Payments will occur in the following order: reduction of cash payments, then cancellation of equity-based payments and accelerated vesting of equity awards, and then reduction of employee benefits. If accelerated vesting of equity awards is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant. In the event that cash payments or other benefits are reduced, such reduction shall occur in reverse order beginning with the payments and benefits which are to be paid furthest away in time. All determinations required to be made under this Section 8(c) (including whether any of the Payments are parachute payments and whether to make a Reduced Payment) will be made by an independent accounting firm selected by the Company.

1855 S. Grant Street,  San Mateo, CA 94402    P 650.931.3200    www@coupa.com

For purposes of making the calculations required by this section, the accounting firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonably, good faith interpretations concerning the application of Code Sections 280G and 4999. The Company will bear the costs that the accounting firm may reasonably incur in connection with the calculations contemplated by this Section 8(c). The accounting firm’s determination will be binding on both you and the Company absent manifest error.

8. Entire Agreement/Existing Agreements. This letter agreement represents the entire agreement between you and the Company with respect to the subject matter herein and supersedes all prior or contemporaneous agreements, whether written or oral, with respect to the subject matter of this agreement. The Mutual Agreement to Arbitrate between you and the Company and your Proprietary Information and Inventions Agreement will remain in full force and effect.

9. Exclusivity of Employment. While you render services to the Company, you agree not to engage in any other employment, consulting or other business activity (whether full-time or part-time), which might create a conflict of interest with the Company. The foregoing shall not, however, preclude you (a) from engaging in appropriate civic, charitable or religious activities, (b) from devoting a reasonable amount of time to private investments, (c) from serving on the boards of directors of other entities, or (d) from providing incidental assistance to family members on matters of family business, so long as the foregoing activities and service do not conflict with your responsibilities to the Company. By signing this letter, you confirm that you have no contractual commitments or other legal obligations that would prohibit you from performing duties for the Company.

10. Definitions. The following terms have the meaning set forth below wherever they are used in this letter:

•

“Cause” means (i) your unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (ii) your material breach of any agreement with the Company, (iii) your material failure to comply with the Company’s written policies or rules, (iv) your conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (v) your gross negligence or willful misconduct, (vi) your continuing failure to perform assigned duties after receiving written notification of the failure from the Company’s Board of Directors or (vii) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested such cooperation. In the case of clauses (ii), (iii) and (vii), the Company will not terminate your employment for Cause without first

1855 S. Grant Street,  San Mateo, CA 94402    P 650.931.3200    www@coupa.com

giving you written notification of the acts or omissions constituting Cause and a reasonable cure period of not less than 10 days following such notice to the extent such events are curable (as determined by the Company).

•	“Change in Control” means the occurrence of any of the following events: (i) any consolidation or merger of the Company with or into another corporation or other entity or person, or any other corporate reorganization, in which the capital stock of the Company immediately prior to such consolidation, merger or reorganization, represents less than 50% of the voting power of the surviving entity (or if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization or (ii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company. Equity financings, public offerings and/or administrative reorganizations and recapitalizations will not constitute a “Change in Control” hereunder.

•	“Involuntary Termination” means either (i) a Termination without Cause or (ii) a Resignation for Good Reason.

•	“Resignation for Good Reason” means a Separation as a result of your resignation from employment after one of the following conditions has come into existence without your consent: (i) a substantial adverse change in the nature or scope of your responsibilities, authority, powers, functions or duties within or to the Company, (ii) a material reduction in your annual base salary from the base salary in effect immediately prior to the Change in Control, (iii) a substantial reduction in benefits other than across-the-board benefit reductions similarly affecting all or substantially all management employees of the Company or (iv) your required relocation to offices more than fifty (50) miles from your principal place of business immediately prior to the Change in Control. In order to constitute a Resignation for Good Reason, you must give the Company written notice of the condition within 90 days after it comes into existence, the Company must fail to remedy the condition within 30 days after receiving your written notice and you must terminate your employment within 30 days after expiration of the cure period.

•	“Separation” means a “separation from service” as defined in the regulations under Code Section 409A.

1855 S. Grant Street,  San Mateo, CA 94402    P 650.931.3200    www@coupa.com

•	“Termination Without Cause” means a Separation as a result of the termination of your employment by the Company without Cause and not as a result of your death or disability.

Please confirm your agreement with these terms by signing this letter using DocuSign.

Sincerely,

/s/ Rob Bernshteyn

Rob Bernshteyn

Chief Executive Officer

Coupa Software Incorporated

By signature below, I accept this employment arrangement based upon the terms stated in this letter. I also acknowledge that this letter sets forth the full and complete agreement between myself and the Company related to the terms of my employment.

Signature	/s/ Steve Winter	8/26/2016
Date

1855 S. Grant Street,  San Mateo, CA 94402    P 650.931.3200    www@coupa.com